ASX/Media RELEASE	22 August 2007

Lisa Lake, Fleishman-Hillard for Alimera Sciences +1 404-739-0152 lisa.lake@fleishman.com	Brian Leedman Vice President, Investor Relations pSivida Limited +61 8 9226 5099 brianl@psivida.com

ENROLLMENT BEGINS ON HUMAN PK STUDY FOR MEDIDUR™ FA

ATLANTA, August 22, 2007-- Alimera Sciences, a privately held ophthalmic pharmaceutical company, and pSivida Limited (NASDAQ:PSDV, ASX:PSD, Xetra:PSI) today announced that enrollment has begun for the first human *pharmacokinetic (PK) study of fluocinolone acetonide (FA) in Medidur™, the companies’ investigational product for the treatment of diabetic macular edema (DME).

Medidur is a tiny insert, injected intra-vitreally during an in-office procedure, which is being studied as a way to deliver a very low dose of fluocinolone acetonide (FA), a corticosteroid, to the retina for up to three years as a treatment for DME. Medidur FA is currently in a Phase III global clinical trial, the FAME™ (Fluocinolone Acetonide in Diabetic Macular Edema) Study that will follow approximately 900 patients in the U.S., Canada, Europe and India for three years with safety and efficacy assessed at two years. Enrollment for this study has currently exceeded 750 patients.

This PK study is designed to support the FAME trial by providing pharmacokinetic/pharmacodynamic correlation data from DME patients. Sixteen patients are planned to be enrolled in this three-year, open label study.  Samples of blood and aqueous humor (the fluid in the front of the eye) will be periodically taken to assess systemic and anterior chamber drug levels, respectively.

“Enrolling the same population in this study as in our FAME trial for DME will provide another important opportunity to learn more about the effect of FA on various aspects of this condition, as well as assess systemic drug levels,” said Ken Green, PhD, Chief Scientific Officer for Alimera. “This study will also provide information on the location of Medidur FA in the eye after insertion and drug levels in the anterior chamber.”

Alimera Sciences and pSivida Limited have a worldwide agreement to co-develop and market the Medidur insert for the use of FA to treat DME. The agreement also includes the option to identify other compounds for ophthalmic diseases, potentially resulting in three additional products with the Medidur insert.

“The open label PK study that has begun is designed to provide additional pharmacokinetic, safety and efficacy data next year,” said Dr Paul Ashton, PhD, Managing Director of pSivida Limited. “Additionally, by determining anterior chamber drug levels, we will gain important knowledge related to one of the key attributes of the Medidur technology, namely minimizing corticosteroid levels in the front of the eye.”

*The study of absorption, distribution, metabolism and excretion of a drug.

-- more --
About Alimera Sciences Inc.
Alimera Sciences Inc., a venture backed company, specializes in the development and commercialization of prescription ophthalmology pharmaceuticals. Founded by an executive team with extensive development and revenue growth expertise, Alimera Sciences’ products are focused on improving the delivery of therapeutic agents to enhance patient’s lives and to strengthen physicians’ ability to manage ocular conditions. Alimera is currently conducting a 900-patient Phase III clinical trial of fluocinolone acetonide in the Medidur™ drug delivery system for the treatment of diabetic macular edema. For more information, please visit www.alimerasciences.com.

About pSivida Limited

pSivida is a global drug delivery company committed to the biomedical sector. Retisert® is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert®. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™ for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials. pSivida has a worldwide collaborative research and license agreement with Pfizer Inc. for other ophthalmic applications of the Durasert™ technology which underpins the Medidur product.

pSivida owns the rights to develop and commercialize a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopedics, and tissue engineering. The most advanced BioSilicon™ product, BrachySil™ delivers a therapeutic, P32 directly to solid tumors and is presently in Phase II clinical trials for the treatment of pancreatic cancer. For more information, please visit www.psivida.com.

This document contains forward-looking statements that involve risks and uncertainties including with respect to the efficacy of pSivida’s drug delivery technology and the final results of the clinical trials described above. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including those contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.

###